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                            VORSATECH VENTURES, INC.
                             702-777 Hornby Street,
                         Vancouver, BC, CANADA, V6Z 1S2

        INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER
                       NOTICE OF CHANGE IN THE COMPOSITION
                            OF THE BOARD OF DIRECTORS

                                  June 30, 2005


         This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 promulgated thereunder. Section 14(f) of the Exchange Act requires the mailing of this Information Statement to the stockholders of Vorsatech Ventures, Inc., a Delaware corporation (the "Company"), not less than ten (10) days prior to a contemplated change in a majority of its directors otherwise than at a meeting of the Company's stockholders. As such, this Information Statement is being furnished on or about June 30, 2005 to all of the holders of record as of the close of business on June 24, 2005 (the "Record Date") of the Company's common stock, par value $.001 per share (the "Common Stock").

         NO VOTE OR OTHER ACTION BY THE COMPANY'S STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED.


                 VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

         As of the Record Date, there were 2,638,713 shares of Common Stock issued, outstanding and entitled to vote. There is no other class of capital stock currently issued and outstanding and, accordingly, entitled to vote. Each share of Common Stock is entitled to cast one vote. As indicated above, NO VOTE OR OTHER ACTION OF STOCKHOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.


                 INFORMATION REGARDING THE CHANGE IN COMPOSTION
                            OF THE BOARD OF DIRECTORS


         Pursuant to Share Exchange Agreement (the "Exchange Agreement") by and among the Company, Thomas Braun ("Braun"), Berlin Capital Investments, Inc., a British Columbia corporation (the "Shareholder"); Beams Power Investment Corporation, a British Virgin Islands corporation, Strong Gold Finance Corporation, a British Virgin Islands corporation (the "Sellers"), Synutra, Inc., an Illinois corporation ("'Synutra"), the Company shall acquire from Sellers all of the issued and outstanding shares of Synutra (the "Synutra Shares") in exchange (the "Exchange") for the issuance by the Company of an aggregate of 48,879,500 shares (the "Company Shares") of Company Common Stock. The Company shall issue 46,000,000 Company Shares to the Sellers and/or their

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designees, 2,854,500 Company Shares to WestPark Capital, Inc. (the "Financial
Consultant") and/or its designees, and 25,000 Company Shares to a finder. The Company has also agreed to the cancellation of 1,517,500 held by the Shareholder.

         Thomas Braun is the President, Treasurer, Secretary and sole director oft the Company. In accordance with the terms of the Exchange Agreement, the Company has agreed to appoint Messers. Liang Zhang, Hong Ma and Baoshu Yu as directors of the Board, and (ii) Mr. Thomas Braun, currently the sole director of the Company, has agreed to resign as a director. Accordingly, after the Exchange, the Board of Directors of this Company shall be comprised of Messers. Liang Zhang, Hong Ma and Baoshu Yu.

         Mr. Thomas Braun, currently the Company's President, Treasury and Secretary, has agreed to resign as the President, Treasury and Secretary effective immediately after the Exchange and to appoint Mr. Liang Zhang as the Chief Executive Officer, Mr. Jibin Zhang as the Chief Financial Officer and Mr. Weiguo Zhang as the Chief Operating Officer.

         The following tables set forth information regarding the Company's current sole executive officer and director and the Company's proposed executive officers and directors after the Exchange is completed. If any proposed director listed in the table below should become unavailable for any reason, which the Company does not anticipate, the directors will vote for any substitute nominee or nominees. Each member of the board of directors serves a term of one year or from the date of election until the end of the designated term and until the successor is elected and qualified.

CURRENT EXECUTIVE OFFICER AND DIRECTOR

Name                     Age        Position
----                     ---        --------

Thomas Braun             38         Director, President, Treasurer and Secretary


         PRESIDENT, SECRETARY AND DIRECTOR

            Thomas Braun has been the sole shareholder of Braun & Company since 1999, a Vancouver, Canada, based law firm, which limits its practice to corporate securities law. The firm consists of one lawyer and three legal assistants, and occupies offices in downtown Vancouver. Mr. Braun holds a B.A. degree from the University of Western Ontario, a Bachelor of Laws (LL.B.) degree from the University of British Columbia, and a Master of Laws (LL.M.) degree from the University of San Francisco specializing in International Business Transactions. He is a member of the State Bar of California, the American Bar Association, and is admitted to practice before the United States District Court, Northern District of California and the United States Court of Appeals for the Ninth Circuit. Mr. Braun is also a member of the Law Society of British Columbia and the Canadian Bar Association.


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POST EXCHANGE EXECUTIVE OFFICERS AND DIRECTORS

Name                 Age       Position
----                 ---       --------

Liang Zhang          45        Chairman of the Board and Chief Executive Officer
Hong Ma              42        Director
Baoshu Yu            43        Director
Jibin Zhang          41        Chief Financial Officer
Weiguo Zhang         47        Chief Operating Officer

LIANG ZHANG. Mr. Liang Zhang has been Chairman of the Board and Chief Executive Officer of Synutra since 2000. Mr. Liang Zhang has been Chairman and General Manager of Shengyuan Dairy Co., Ltd. since 2000. Mr. Liang Zhang has a BA from Nanjinj International Relations Institute.

HONG MA. Mr. Ma has been a director of Synutra since 2004. Mr. Ma has been the General Manager of Beijing Dongan Hengxin Real Estate Corporation since 2000. From 2000 to 2004, Mr. Ma was also General Manager of the Beijing Honnete Dairy Co., Ltd. Mr. Ma is a graduate of Dalian Military Academy.

BAOSHU YU. Mr. Yu has been a director of Synutra since 2004. Mr. Yu has been the General Manager of the Beijing Honnete Dairy Co., Ltd. since 2002. Prior to that Mr. Yu was the General Manager of Wuhan Aolisong Co., Ltd. from 1994 to 2001. Mr. Yu is a graduate of Wuhan Experimental School.

JIBIN ZHANG. Mr. Jibin Zhang has been the Chief Financial Officer of Synutra since 2004. Mr. Jibin Zhang joined the Shengyuan Dairy Co., Ltd. in 2004 where he serves as the Comptroller and Director of Finance. From 2001 to 2003, Mr. Jibin Zhang served as the Deputy General Manager of Qingdao Shengyuan Dairy Co., Ltd. From 1999 to 2001, Mr. Jibin Zhang served at the Vice President of the Quingdao Development Zone Branch of the China Construction Bank. Mr. Jibin Zhang received a BS from the School of Economics and Finance at Shandong Poly Techniques University.

WEIGUO ZHANG. Mr. Weiguo Zhang has been the Chief Operating Officer and President of Synutra since 2001. Mr. Weiguo Zhang joined Bambridge International, Ltd. in 1995 where he serves at Managing Director. Mr. Weiguo Zhang received a BA from the Nanjing International Relations Institute and received a MA from the School of Advanced International Studies at John Hopkins University.

COMPLIANCE WITH SECTION 16(A) OF THE EXCHANGE ACT

         Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the Company's officers, directors and persons who beneficially own more than 10% of the Company's common stock to file reports of ownership and changes in ownership with the SEC. These reporting persons are also required to furnish the Company with copies of all Section 16(a) forms they file. To the Company's knowledge, for the fiscal year ended March 31, 2005, no person who is an


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officer, director or beneficial owner of more than 10% of the Company's common stock or any other person subject to Section 16 of the Exchange Act failed to file on a timely basis, reports required by Section 16(a) of the Exchange Act.


                          SECURITY OWNERSHIP OF CERTAIN
                        BENEFICIAL OWNERS AND MANAGEMENT

         The following table sets forth the number of shares of common stock beneficially owned as by (i) those persons or groups known to beneficially own more than 5% of the Company's common stock prior to the closing of the Exchange,
(ii) those persons or groups who will beneficially own more than 5% of the Company's common stock on and after the closing of the Exchange, (iii) each current director and each person that will become a director upon the closing of the Exchange, (iv) all current directors and executive officers as a group and
(v) all directors and executive officers after the closing of the Exchange as a group. The information is determined in accordance with Rule 13d-3 promulgated under the Exchange Act. Except as indicated below, the stockholders listed possess sole voting and investment power with respect to their shares.

                                                             BEFORE CLOSING                  AFTER CLOSING
                                                            OF EXCHANGE (1)                  OF EXCHANGE(2)
                                                            ---------------                  --------------
                                                        AMOUNT AND                      AMOUNT AND
                                                        NATURE OF                        NATURE OF
                                                        BENEFICIAL     PERCENT OF       BENEFICIAL      PERCENT OF
NAME AND ADDRESS OF BENEFICIAL OWNER                    OWNERSHIP         CLASS          OWNERSHIP        CLASS
------------------------------------                    ---------         -----          ---------        -----
CURRENT OFFICERS AND DIRECTORS
Thomas Braun (3)
702-777 Hornby Street,
Vancouver, BC, CANADA, V6Z 1S2                       2,200,000            83%             682,500           *

POST EXCHANGE OFFICERS AND DIRECTORS
Liang Zhang, Chief Executive Officer (4)(5)
103 Dongluyuan, Tongzhou District
Beijing, China 101101

Jibin Zhang, Chief Financial Officer
123-22 Lushanlu, #1-401
Huangdao District
Qingdao, China

Weiguo Zhang, Chief Operating Officer
9784 Athletic Way
Gaithersburg, MD 20878

Hong Ma, Director
5 Xincheng Hutong, Xicheng District
Beijing, China

Baoshu Yu, Director
1409-8 Jiefang Dadao, #1, 5th Floor
Jianghan District
Wuhan, China


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POST EXCHANGE BENEFICIAL OWNERS
Beams Power Investment Corporation (4)
Akara Building, 24 De Castro Street
Wickhans Cay I, Road Town, Tortola
British Virgin Islands                                                                 36,000,000          72.0%

Strong Gold Finance Corporation (5)
Akara Building, 24 De Castro Street
Wickhans Cay I, Road Town, Tortola
British Virgin Islands                                                                 10,000,000          20.0%

All  Officers  and  directors  as a group (one
(1)  person  prior  to and  three  (5)  people
following the consummation of the Exchange)          2,200,000            83%          46,000,000          97.6%

---------------------
* Less than 1%

(1)      Based on 2,638,713 shares outstanding on June 1, 2005.

(2) Based on 50,000,713 shares of the Company's common stock projected to be outstanding following the closing of the Exchange.

(3) All of Mr. Braun's shares are held by Berlin Capital Investments, Inc. of which he is the controlling shareholder.


(4) Our Chairman and Chief Executive Officer, Liang Zhang is the controlling shareholder and Chairman of Beams Power Investment Corporation, a British Virgin Islands company.

(5) Our Chairman and Chief Executive Officer, Liang Zhang is the controlling shareholder and Chairman of Strong Gold Finance Corporation, a British Virgin Islands company.



                             EXECUTIVE COMPENSATION

SUMMARY COMPENSATION

            The Company does not have a bonus, profit sharing, or deferred compensation plan for the benefit of its employees, officers or directors. The Company has not paid any other salaries or other compensation to its officers, directors or employees since inception. Further, the Company has not entered into an employment agreement with any of its officers, directors or any other persons. The Company has not accrued any officer compensation.

         There are no stock option, retirement, pension, or profit sharing plans currently in effect for the benefit of our officers and directors, and no benefits under any such plan has been granted to any of our current officers or directors.

OPTION/SAR GRANTS

         No individual grants of stock options, whether or not in tandem with stock appreciation rights ("SARs") and freestanding SARs have been made to any executive officer or any director since our inception, accordingly, no stock options have been exercised by any of the officers or directors in our fiscal year ended March 31, 2005.


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LONG-TERM INCENTIVE PLAN AWARDS

         We do not have any long-term incentive plans that provide compensation intended to serve as incentive for performance to occur over a period longer than one fiscal year, whether such performance is measured by reference to our financial performance, our stock price, or any other measure.

COMPENSATION OF DIRECTORS

         Our current director did not receive any other compensation for serving as the sole member of the board of directors. The Board has not implemented a plan to award options. There are no contractual arrangements with any member of the board of directors.

INDEMNIFICATION

         Pursuant to the articles of incorporation and bylaws of the corporation, we may indemnify an officer or director who is made a party to any proceeding, including a lawsuit, because of his position, if he acted in good faith and in a manner he reasonably believed to be in our best interest. In certain cases, we may advance expenses incurred in defending any such proceeding. To the extent that the officer or director is successful on the merits in any such proceeding as to which such person is to be indemnified, we must indemnify him against all expenses incurred, including attorney's fees. With respect to a derivative action, indemnity may be made only for expenses actually and reasonably incurred in defending the proceeding, and if the officer or director is judged liable, only by a court order. The indemnification is intended to be to the fullest extent permitted by the laws of the State of Delaware.

         Regarding indemnification for liabilities arising under the Securities Act of 1933 which may be permitted to directors or officers pursuant to the foregoing provisions, we are informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy, as expressed in the Act and is, therefore unenforceable.


                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         Except with respect to the Exchange, neither the Company's sole director and executive officer, nor any proposed nominee for election as one of the Company's directors or executive officers, nor any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights of the Company's capital stock, has during the past three years had any material interest in any transaction to which the Company is a party.


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                                LEGAL PROCEEDING

         The Company is not aware of any legal proceedings in which any director, officer, or any owner of record or beneficial owner of more than five percent of any class of voting securities of the Company, or any affiliate of any such director, officer, affiliate of the Company, or security holder, is a party adverse to Company or has a material interest adverse to the Company.

         In accordance with Section 13 or 15(d) of the Exchange Act, the Registrant has caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.



VORSATECH VENTURES, INC.



/s/ Thomas Braun
----------------
Name: Thomas Braun
Title: President, Treasurer, Secretary and Director
Dated:  June 30, 2005


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